UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 43)1

CRACKER BARREL OLD COUNTRY STORE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

22410J106

(CUSIP Number)

Sardar Biglari

Biglari Capital Corp.

17802 IH 10 West, Suite 400

San Antonio, Texas  78257

(210) 344-3400

with copies to:

Steve Wolosky, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 8, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22410J106

1	NAME OF REPORTING PERSON

The Lion Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,202,454
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,202,454
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,202,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 22410J106

1	NAME OF REPORTING PERSON

Biglari Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,202,454
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,202,454
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,202,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 22410J106

1	NAME OF REPORTING PERSON

Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,202,454
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,202,454
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,202,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 22410J106

The following constitutes Amendment No. 43 to the Schedule 13D filed by the undersigned (“Amendment No. 43”). This Amendment No. 43 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 2,202,454 Shares owned directly by The Lion Fund II, L.P. is approximately $112,077,158. The Shares owned directly by The Lion Fund II, L.P. were acquired with funds of affiliated entities that initially purchased the Shares prior to their contribution to The Lion Fund II, L.P.

The Lion Fund II, L.P. effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 24,044,402 Shares outstanding, which is the total number of Shares outstanding as of May 28, 2019, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on June 4, 2019.

As of the close of business on August 12, 2019, The Lion Fund II, L.P. owned directly 2,202,454 Shares, constituting approximately 9.2% of the Shares outstanding. By virtue of their relationships with The Lion Fund II, L.P., each of BCC and Sardar Biglari may be deemed to beneficially own the Shares owned by The Lion Fund II, L.P.

By virtue of his relationships with the other Reporting Persons, Sardar Biglari may be deemed to have the sole power to vote and dispose of the Shares owned directly by The Lion Fund II, L.P.

Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 42 to the Schedule 13D. All of such transactions were effected in the open market, unless otherwise noted.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

5

CUSIP No. 22410J106

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 12, 2019
(Date)

THE LION FUND II, L.P.

By: BIGLARI CAPITAL CORP., its General Partner

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

BIGLARI CAPITAL CORP.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI

6

CUSIP No. 22410J106

SCHEDULE A

Transactions in the Securities Since the Filing of Amendment No. 42 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

THE LION FUND II, L.P,

Sale of Common Stock [1]	(66,154)	172.76	07/05/2019
Sale of Common Stock [2]	(15,000)	172.05	07/08/2019
Sale of Common Stock [3]	(67,996)	172.27	07/09/2019
Sale of Common Stock [4]	(72,947)	174.39	07/10/2019
Sale of Common Stock [5]	(2,963)	176.11	07/11/2019
Sale of Common Stock [6]	(68,630)	170.13	08/08/2019
Sale of Common Stock [7]	(190,010)	171.71	08/09/2019

Sale of Common Stock [8]	(30,000)	170.33	08/12/2019

1 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $172.00 to $173.10 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote 1.

2 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $170.85 to $172.67 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote 2.

3 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $171.00 to $173.11 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote 3.

4 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $173.20 to $176.00 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote 4.

5 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $176.00 to $176.49 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote 5.

CUSIP No. 22410J106

6 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $169.40 to $170.83 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote 6.

7 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $170.00 to $172.72 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote 7.

8 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $169.80 to $170.90 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote 8.